UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SR Telecom Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

78464P208
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

July 3, 2007
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 25 Pages)




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		262,337,321
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		262,337,321
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	262,337,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
35.14%
14	TYPE OF REPORTING PERSON *
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B IV Capital Partners, L.P.
	71-0882125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		169,789,188
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		169,789,188
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	169,789,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
22.74%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Capital IV, LLC
	04-3575350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		169,789,188
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		169,789,188
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	169,789,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
22.74%
14	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		25,294,295
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		25,294,295
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	25,294,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.39%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		25,294,295
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		25,294,295
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	25,294,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.39%
14	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ October Fund Onshore Feeder, Limited Partnership
	20-2557823
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October OS Investment Sub II, Ltd.
	98-0499351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ October Fund Offshore Feeder, L.P.
	98-00451975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario OS Investment Sub I, Ltd.
	98-0508435
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario Credit Opportunities Fund, L.P.
	98-0496623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP DDJ/Ontario Credit Opportunities, L.P.
	98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Credit Opportunities, Ltd.
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.00%
14	TYPE OF REPORTING PERSON *
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!




	This Amendment No. 3 to Schedule 13D ("Amendment No. 3")
should be read in conjunction with the Schedule 13D dated October 3, 2005, the Amendment No. 1 to Schedule 13D dated February 2, 2006, and the Amendment No. 2 to Schedule 13D dated December 21, 2006 (collectively, the "Schedule 13D") as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a
Massachusetts limited liability company, and certain affiliates
(collectively, the "DDJ Affiliates").   This Amendment No. 3 amends the
Schedule 13D only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

        This Amendment No. 3 and the Schedule 13D have been filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the "Shares") of SR Telecom Inc. (the "Issuer").

	This filing of Amendment No. 3 and the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

        Preliminary Note: Since the filing of the prior Schedule 13D, the DDJ Affiliates have not acquired or disposed of any common shares (the "Shares") of SR Telecom Inc. (the "Company"). Certain of the DDJ Affiliates continue to own in aggregate 262,337,321 Shares, such amount representing 35.14% of the issued and outstanding Shares of the Company. As previously reported, certain of the DDJ Affiliates own in the aggregate CDN$10,165,091.86 principal amount of convertible term loans owed by the Company (the "Convertible Term A Loans"). Such Convertible Term
A Loans and certain other amounts owing under the Amended and Restated Credit Agreement (as defined below) had previously been immediately convertible under the prior Credit Agreement at a conversion rate of CDN $0.17 per Share, subject to adjustment. Pursuant to the Amended and Restated Credit Agreement dated June 27, 2007 among the Company, BNY Trust Company of Canada as Administrative Agent and the Lenders named therein (the "Amended and Restated Credit
Agreement"), the terms of the Convertible Term A Loans have been amended so they are now convertible upon the earlier to occur of (i) December 31, 2007, or (ii) in the event that an offer to acquire at least 50.1% of the Company's Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended
("Rule 13d-3"), certain of the DDJ Affiliates may no longer be deemed to be the beneficial owner of the Shares into which the Convertible Term A Loans and any other amounts owing under the Amended and Restated
Credit Agreement may be converted. For further information regarding the Convertible Term A Loans and certain other provisions of the Amended and Restated Credit Agreement, see Items 4 and 6 below.

ITEM 2.	IDENTITY AND BACKGROUND:
        Item 2 is deleted in its entirety and amended as set forth below.

        This statement is being filed jointly by each of the following persons (collectively, the "Reporting Persons"): DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"); B IV Capital Partners, L.P., a Delaware limited partnership ("B IV"); GP Capital IV, LLC, a Delaware limited liability company ("GP IV"); The October Fund, Limited Partnership, a Massachusetts limited partnership ("October Fund"); October G.P., LLC, a Delaware limited liability company ("October GP"); DDJ October Fund Onshore Feeder, Limited Partnership, a Massachusetts limited partnership ("October Onshore"); DDJ October Fund Offshore Feeder, L.P., a Bermuda limited partnership ("October Offshore"); October OS Investment Sub II, Ltd. (formerly named October OS Investment Sub 2006, Ltd.), a Bermuda limited liability company ("October OS"); DDJ/Ontario OS Investment Sub I, Ltd. (formerly named DDJ/Ontario OS Investment Sub 2006, Ltd.), a Bermuda limited liability company ("Ontario OS"); DDJ/Ontario Credit Opportunities Fund, L.P., a Bermuda limited partnership ("DDJ/Ontario Fund"); GP DDJ/Ontario Credit Opportunities, L.P., a Bermuda limited partnership ("GP DDJ/Ontario"); and GP Credit Opportunities, Ltd., a Bermuda limited liability company ("GP Credit Opportunities").

        GP IV is the general partner of, and DDJ is the investment manager for, B IV, an investment fund managed by DDJ.

        October GP is the general partner of, and DDJ is the investment manager for, each of October Fund, October Onshore, and October
Offshore. DDJ is also the investment manager for October OS. October Onshore serves as the domestic feeder fund for October Fund, an investment fund managed by DDJ. October OS is a wholly-owned subsidiary of October Offshore, which serves as the offshore feeder fund for October Fund.

        DDJ is the investment manager for each of Ontario OS and DDJ/Ontario Fund. Ontario OS is a wholly-owned subsidiary of DDJ/Ontario Fund. GP DDJ/Ontario is the general partner of DDJ/Ontario Fund. GP Credit Opportunities is the general partner of GP DDJ/Ontario.

          DDJ is also the investment manager for two separate accounts on behalf of an institutional investor (collectively, the "Accounts"), and an investment adviser to DDJ High Yield Fund (formerly named DDJ
Canadian High Yield Fund), a closed-end investment trust established under the laws of the Province of Ontario, Canada ("DDJ Canadian").
B IV, GP IV, October Fund, October GP, October Onshore, October
Offshore, October OS, Ontario OS, DDJ/Ontario Fund, GP DDJ/Ontario, and GP Credit Opportunities, together with the Accounts and DDJ
Canadian, shall be referred to herein as the DDJ Affiliates.

	The Shares described herein are presently held by certain of the DDJ Affiliates, as more fully described herein. The principal office of each of the Reporting Persons is located at 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453.

        The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons is set forth on Annex A hereto.

        Within the past five years, none of the Reporting Persons named in this Item 2 or, to the best of their knowledge, the persons listed on Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION:

	The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

        As of the date of this filing, certain of the DDJ Affiliates own in the aggregate 262,337,321 Shares, such amount representing approximately 35.14% of the issued and outstanding Shares of the Company. Certain of the DDJ Affiliates own in the aggregate CDN$10,165,091.86 principal amount of Convertible Term A Loans.
Such Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement are convertible at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms and conditions of the Amended and Restated Credit Agreement, upon the earlier to occur of (i) December 31, 2007, or (ii) in the event that an offer to acquire at least 50.1% of the Company's Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. For more information regarding the terms of the Convertible Term A Loans and the Amended and Restated Credit
Agreement, see Item 6 as well as the Preliminary Note to this Schedule
13D.

	DDJ and the DDJ Affiliates intend to review continuously the respective equity position of B IV, October Fund, October Onshore,
October OS, Ontario OS, the Accounts and DDJ Canadian in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to increase or decrease the equity interest in the Issuer by acquiring additional amounts of the Shares and/or Convertible Term A Loan, or by disposing of all or a portion of the Shares and/or Convertible Term A Loan held by the DDJ Affiliates; provided, however, that as of the date of this filing the DDJ Affiliates are, together with certain other Company shareholders and Company officers and directors, subject to a cease-trading order issued by the Autorite des Marches Financiers, which order is expected to lapse shortly following the date of the filing of this Schedule 13D. As described in Item 6 below, the DDJ Affiliates may also acquire in the future, pursuant to Rule 13d-3, beneficial ownership of additional Shares through the conversion features of the Convertible Term A Loans.

	None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. DDJ and the DDJ Affiliates may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

        According to information contained in the Amended and Restated Credit Agreement dated as of July 3, 2007, the number of Shares outstanding was 746,574,711 as of the close of business as of such date.

        Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	B IV beneficially owns, and GP IV and DDJ beneficially
own, as general partner and investment manager, respectively, of B IV, 169,789,188 Shares, or approximately 22.74% of the outstanding Shares of the Issuer.

        October Fund beneficially owns 25,294,295 Shares, or
approximately 3.39% of the outstanding Shares of the Issuer.   As a result
of the transaction noted in Item 4 above, October Onshore, October OS and October Offshore each beneficially own 0 Shares, or approximately
0.00 % of the outstanding Shares of the Issuer. October GP, as general partner of October Fund, October Onshore and October Offshore, and
DDJ, as investment manager of October Fund, October Onshore, October
OS and October Offshore, each beneficially own 25,294,295 Shares, or approximately 3.39% of the outstanding Shares of the Issuer.

        As a result of the transaction noted in Item 4 above, Ontario OS beneficially owns 0 Shares, or approximately 0.00% of the outstanding Shares of the Issuer. DDJ/Ontario Fund, as parent of Ontario OS, beneficially owns 0 Shares, or approximately 0.00% of the outstanding Shares of the Issuer. GP DDJ/Ontario, GP Credit Opportunities and DDJ, as general partner of DDJ/Ontario Fund, general partner of GP DDJ/Ontario, and investment manager of Ontario OS and DDJ/Ontario
Fund, respectively, beneficially own 0 Shares, or approximately 0.00% of the outstanding Shares of the Issuer.

        DDJ, as investment manager to B IV, October Fund, and the Accounts, and as investment adviser to DDJ Canadian, may be deemed to beneficially own 262,337,321 Shares, or approximately 35.14% of the outstanding Shares of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

	Item 6 is amended as follows:

        On July 3, 2007, DDJ, the DDJ Affiliates and certain other parties entered into the Amended and Restated Credit Agreement, which, among other things, amended certain of the conversion terms of the Convertible Term A Loans. Pursuant to the Amended and Restated Credit Agreement, each holder of Convertible Term A Loans can convert into Shares at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms of the Amended and Restated Credit Agreement, its share of the aggregate amount of the Convertible Term A Loans, all "in kind" interest and other accrued and unpaid interest thereon either upon the earlier to occur of (i) December 31, 2007, or (ii) in the event that an offer to acquire at least 50.1% of the Company's Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. Prior to the execution of the Amended and Restated Credit Agreement, the eighth amendment to the prior Credit Agreement (the "Eighth
Amendment") dated as of December 7, 2006 between SR Telecom Inc., as borrower, BNY Trust Company of Canada as Agent, and certain lenders party thereto had provided that such amounts were immediately convertible into Shares. Pursuant to Rule 13d-3, DDJ and the DDJ Affiliates may no longer be deemed to be the beneficial owners of the Shares into which the Convertible Term A Loans and such other specified amounts owed under the Amended and Restated Credit Agreement are convertible, but may be deemed in the future to be the beneficial owner of such Shares upon the earlier to occur of (i) 60 days before January 1, 2008 or (ii) if the Convertible Term A Loans become convertible because an offer to acquire at least 50.1% of the Company's Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise.

        The Eighth Amendment had provided that if holders of more than 75% of the principal amount of the convertible term loans outstanding under such agreement (now, as amended, the Convertible Term A Loans and the Convertible Term C Loans (as such term is defined under the Amended and Restated Credit Agreement)) directed the holders of the remaining convertible term loans to convert such loans, such remaining holders would be required to convert all of their convertible term loans into Shares, subject to the terms and conditions of the prior Credit Agreement as then in effect. The Amended and Restated Credit
Agreement now provides that at any time subsequent to December 31, 2007 if either (i) the holders of more than 75% of the principal amount of outstanding Convertible Term A Loans and/or the outstanding Convertible Term C Loans direct the holders of the remaining Convertible Term A
Loans and Convertible Term C Loans to convert such loans into Shares or
(ii) the holders of more than 75% of the principal amount of outstanding Convertible Term A Loans, Convertible Term B Loans (as such term is defined under the Amended and Restated Credit Agreement) and Convertible Term C Loans direct the holders of such remaining loans to convert such loans into Shares, then in each case the holders of such remaining loans are required to convert such remaining loans into Shares, subject to the terms and conditions of the Amended and Restated Credit Agreement.

        The Company also covenanted in the Amended and Restated
Credit Agreement that, among other provisions, (i) the Shares, including Shares to be issued upon conversion of any Convertible Term Loans, will continue to be listed and posted for trading on the Toronto Stock
Exchange or any other exchange or market on which the Shares are listed for trading, (ii) the Company shall maintain its status as a reporting issuer in Canada and a registrant under the Securities Exchange Act of 1934, as amended, until such time as it deregisters with the consent of Requisite Convertible Term Loan Lenders (as such term is defined in the Amended and Restated Credit Agreement), and (iii) the Company will make or obtain any order, ruling, registration, notice of filing (each a "Document") pursuant to any applicable Canadian or United Stated securities legislation if such Document is required to ensure that any Shares issuable upon conversion of the Convertible Term Loans are issued in compliance with such securities legislation or such Shares are not subject to certain resale restrictions.

        This summary of the Amended and Restated Credit Amendment is qualified in its entirety by the full terms and conditions of such agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on July 5, 2007 and is incorporated herein by reference.

        Except for certain Share Purchase Agreements, the Common Stock Registration Rights Agreement, the Common Shares Registration Rights Agreement, the Amended and Restated Credit Agreement, and any other agreements described herein and/or in the prior Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

	The Exhibit Index is incorporated herein by reference.


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

B IV CAPITAL PARTNERS, L.P.
By:  GP Capital IV, LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

GP CAPITAL IV, LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

THE OCTOBER FUND, LIMITED PARTNERSHIP

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

OCTOBER G.P., LLC

By:  DDJ Capital Management, LLC, Manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory



DDJ OCTOBER FUND ONSHORE FEEDER, LIMITED
PARTNERSHIP

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

DDJ OCTOBER FUND OFFSHORE FEEDER, L.P.

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

OCTOBER OS INVESTMENT SUB II, LTD.

By:  DDJ Capital Management, LLC, in its capacity
	as investment manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory


DDJ/ONTARIO OS INVESTMENT SUB I, LTD.

By:  DDJ Capital Management, LLC, in its capacity
	as investment manager

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.

By:  GP DDJ/Ontario Credit Opportunities Fund, L.P.,
        its General Partner
By:  GP Credit Opportunities, Ltd., its General Partner

By:	/s/ John J. Russell
	John J. Russell
	Alternate Director


GP DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.,

By:  GP Credit Opportunities, Ltd., its General Partner

By:	/s/ John J. Russell
	John J. Russell
	Alternate Director


GP CREDIT OPPORTUNITIES, LTD.

By:	/s/ John J. Russell
	John J. Russell
	Alternate Director




ANNEX A
===========

	The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453. Mr. Breazzano, Mr. Goolgasian and Ms. Mencher are each U.S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
====================================================

David J. Breazzano	Member of DDJ Capital Management, LLC, and
other activities acting on behalf of the DDJ
Affiliates

David L. Goolgasian, Jr.	Member of DDJ Capital Management, LLC, and
other activities acting on behalf of the DDJ
Affiliates

Judy K. Mencher	Member of DDJ Capital Management, LLC, and
other activities acting on behalf of the DDJ
Affiliates


EXHIBIT INDEX

The Exhibit Index is amended so as to include the following document.

1. Amended and Restated Credit Agreement dated as of July 3, 2007 between SR Telecom Inc., as borrower, BNY Trust Company of Canada as Agent, and certain lenders party thereto (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K filed on July 5, 2007)

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 25 OF 25 PAGES